SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Southern Missouri Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

843380106
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843380106	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 843380106	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 843380106	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 843380106	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 843380106	13G/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 843380106	13G/A	Page 7 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Southern Missouri Bancorp, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The issuer principal executive offices are located at 531 Vine Street, Poplar Bluff, MO 63901.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP") with respect to Shares (As defined in Item 2(d)) directly owned by EOP;

(ii)	Endicott Management Company, a Delaware S-corporation ("EMC") which serves as the investment manager of EOP with respect to Shares directly owned by EOP;

(iii)	W.R. Endicott III, L.L.C., a Delaware limited liability company ("WR LLC") which serves as the general partner of EOP with respect to Shares directly owned by EOP;

(iv)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a Co-President and a director of EMC and a managing member or WR LLC with respect to the Shares directly owned by EOP; and

(v)	Robert I. Usdan ("Mr. Usdan"), who serves as a Co-President and a director of EMC and a managing member of WR LLC with respect to the Shares directly owned by EOP.

EOP, EMC, WR LLC, Mr. Goldstein and Mr. Usdan are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of (i) EOP; (ii) EMC; (iii) WR LLC; (iv) Mr. Goldstein and (v) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

EOP- a Delaware limited partnership EMC - a Delaware S-Corporation WR LLC - a Delaware limited liability company Mr. Goldstein - United States Mr. Usdan - United States

CUSIP No. 843380106	13G/A	Page 8 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 (the "Shares")

Item 2(e).	CUSIP NUMBER:

843380106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Form 8-K, filed on November 23, 2011, indicates that the total number of outstanding shares of Common Stock as of November 22, 2011 was 3,249,976.  The percentages used herein and in the rest of the Schedule 13G/A are based upon such number of shares of Common Stock outstanding.

CUSIP No. 843380106	13G/A	Page 9 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EOP is a private investment partnership, the investment manager to which is EMC and the general partner of which is WR LLC.  As the investment of EOP, EMC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed a "beneficial owner" of such securities. As the general partner of EOP, WR LLC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed a "beneficial owner" of such securities. The managing members of WR LLC are Mr. Goldstein and Mr. Usdan.

The limited partners and the general partner of EOP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP in accordance with their ownership interests in EOP.

Mr. Goldstein and Mr. Usdan are the Co-Presidents, sole directors and sole shareholders of EMC.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 843380106	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By:	W.R. Endicott III, L.L.C.,
its general partner

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

W.R. Endicott III, L.L.C.

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

/s/ Wayne K. Goldstein
Wayne K. Goldstein

/s/ Robert I. Usdan
Robert I. Usdan